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                                                                  EXHIBIT (a)(1)

May 5, 1999


Dear Limited Partner:

           Enstar Income Growth Program Six-B, L.P. (the "Partnership") and its corporate general partner, Enstar Communications Corporation (the "General Partner"), have become aware that an unsolicited offer (the "Offer") to purchase outstanding units in the Partnership, at a price of $110 per unit, was commenced by Madison Liquidity Investors 104, LLC ("Madison") pursuant to an offer to purchase dated April 21, 1999. THIS OFFER WAS MADE WITHOUT THE CONSENT OR THE INVOLVEMENT OF THE PARTNERSHIP OR THE GENERAL PARTNER. The Partnership and the General Partner have filed with the Securities and Exchange Commission a Recommendation Statement on Schedule 14D-9, relating to the Offer. A copy of that Recommendation Statement on Schedule 14D-9 is enclosed with this letter and we urge you to review it carefully.

           As more fully described in the Recommendation Statement on Schedule 14D-9, we have considered this Offer and, based on the information made available by Madison, believe that it is inadequate and not representative of the inherent value of the Partnership's cable systems. Accordingly, the Partnership and the General Partner recommend that you reject Madison's Offer. We urge you not to sign the Agreement of Assignment and Transfer that Madison sent to you and not to tender your units to Madison. In evaluating the Offer, the Partnership and the General Partner believe that limited partners should also consider the following information:

- The Partnership has entered into an asset purchase agreement with certain affiliates of the General Partner pursuant to which such affiliates have agreed to purchase substantially all of the Partnership's assets for $10,473,200 in cash plus the amount, if any, of any capital expenditures incurred by the Partnership between November 5, 1998 and the closing of the sale in connection with line extensions and/or rebuilds of its cable systems. After consummation of the sale, the Partnership intends to dissolve, terminate and be liquidated. The Partnership presently estimates that, after the repayment of the Partnership's existing obligations, liquidating distributions to unitholders would total approximately $227 per Unit. Madison is offering $110 per unit. There are risks that the proposed sale may not be consummated. For example, the sale is conditioned upon, among other things, the approval of the holders of at least a majority of the units. The Partnership and the General Partner believe that compared to the estimated liquidating distributions unitholders may be entitled to receive if the sale is consummated, the price offered by Madison represents too great a discount in relation to the risk that the sale is not consummated or that actual liquidating distributions are lower than what is presently estimated. Unitholders who transfer their units pursuant to the Offer will not be entitled to receive liquidating distributions relating to such units after the sale.

- The Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended December 31, 1998 was approximately $40.29 per unit. The price offered by Madison represents a valuation of approximately 1.7 times cash flow (after adjustment for the excess of current assets over total liabilities as of December 31, 1998). The Partnership and the General Partner believe that a valuation of 1.7 times cash


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                                                                  EXHIBIT (a)(1)

           flow is considerably lower than the inherent value of the Partnership's assets based on cash flow multiples paid for similar assets.

- The Partnership and the General Partner believe that secondary market prices generally do not reflect the current market value of the Partnership's assets, nor are they indicative of total return, since prior cash distributions and tax benefits received by the original investor are not reflected in the prices. Nevertheless, the secondary market prices, to the extent that the reported data are reliable, are indicative of the prices at which the Partnership's units trade in the illiquid secondary market. As reported in The Partnership Spectrum, the weighted average price was $156.64 per unit for the months of November and December 1998 (based on two trades involving an aggregate of 80 units). There can be assurance regarding future secondary market prices.

           Furthermore, one of the obligations of the General Partner is to endeavor to preserve the status of the Partnership as a partnership under Federal income tax laws. Failure to maintain this status could have a material adverse effect on the Partnership and its partners. Among the related legal requirements imposed upon the Partnership is that its partnership interests not be traded on an established securities market, a secondary market or the substantial equivalent of a secondary market. As it believes is customary, the Partnership complies with this requirement by adhering to an Internal Revenue Service safe harbor which limits most sales of limited partnership interests to five percent of the outstanding units in any given year. AFTER FIVE PERCENT OF THE OUTSTANDING UNITS HAVE BEEN TRANSFERRED IN 1999, NO FURTHER SALES OF UNITS, INCLUDING ANY ATTEMPTED SALES RELATED TO THE MADISON OFFER, WILL BE RECOGNIZED BY THE PARTNERSHIP FOR THE BALANCE OF 1999.

           For the reasons discussed above and more fully described in the Recommendation Statement on Schedule 14D-9, the Partnership and the General Partner recommend that you NOT transfer, agree to transfer, or tender any units in response to the Madison Offer. To the extent that you have previously tendered units pursuant to Madison's Offer, we note that you have a right to withdraw your tender by following the procedures set forth under "Section 5. Withdrawal Rights" in Madison's offer to purchase document.

           If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income/Growth Program Six-B, L.P.
Enstar Communications Corporation

cc:        Account Representative



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